Exhibit 99.1

To

Schedule 13G

Joint Filing Agreement

The undersigned persons agree and consent to the joint filing on their behalf of this Schedule 13G dated May 5, 2014 in connection with their beneficial ownership of shares and warrants of Cardax, Inc. Chester L.F. Paulson, Jacqueline M. Paulson and Paulson Cardax Investments 1, LLC authorize Paulson Capital (Delaware) Corp. and Paulson Investment Company, Inc. to execute the Schedule 13G to which this Exhibit is attached and make any necessary amendments thereto.

By: /s/ Chester L.F. Paulson Chester L.F. Paulson Individually

By: /s/ Jacqueline M. Paulson Jacqueline M. Paulson Individually

PAULSON CAPITAL (DELAWARE) CORP. By: /s/ Trent Davis Trent Davis President

PAULSON INVESTMENT COMPANY, INC. By: /s/ Trent Davis Trent Davis President

PAULSON CARDAX INVESTMENTS 1, LLC. By: Paulson Investment Company, Inc., its Managing Member By: /s/ Trent Davis Trent Davis President of Paulson Investment Company, Inc.